Exhibit (a)(5)(G)

PRESS RELEASE

BCP Crystal Acquisition GmbH & Co. KG and Celanese AG clear Pre-Merger Waiting Periods in the U.S.

February 18, 2004.

      BCP Crystal Acquisition GmbH & Co. KG (the “Bidder”) has been notified that early termination of the waiting periods under the Hart-Scott-Rodino Act for its acquisition of Celanese AG has been granted. With such notification, the Bidder has satisfied one of the conditions necessary to consummate its tender offer for Celanese AG. Consummation still remains subject to certain other conditions, including at least 85% of the outstanding registered ordinary shares of Celanese AG being tendered into the offer.

      On February 2, 2004, the Bidder published the offer document pertaining to the voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus, which was filed with the Securities and Exchange Commission (SEC) together with the Tender Offer Statement on Schedule TO (the “Schedule TO”) on the same date. The acceptance period of the offer ends on March 15, 2004, at 24:00h Central European Time/ 6:00 p.m. New York City time, unless it is extended. The offer price is EUR 32.50 in cash, without interest, per registered ordinary share of Celanese AG.

      The Bidder has filed on February 17, 2004, an amendment to the Schedule TO to make certain revisions in response to comments received from the SEC. A copy of such amendment is available at the SEC’s website, www.sec.gov, as well as the Bidder’s website, www.tbg-cag.de, and is also available, free of charge, at the office of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022. The German language version of the same amendment to the German language version of the offer document is also available, free of charge, at the office of Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany. Copies of either the English or German version of the amendment can also be requested, free of charge, by calling the information hotline established by the Bidder for the offer at +1-877-750-5836 (toll-free in the U.S. and Canada), 00-800-7710-9970 (toll-free in Germany), 00-800-7710-9971 (toll-free in the EU) and +1-646-822-7403 (call collect from all other countries).

      Pursuant to the German Securities Acquisition and Takeover Act and applicable U.S. securities laws, the acceptance period for the offer can be extended under certain circumstances as described in the offer document. If the acceptance period is extended, publication of such extension will be made by the Bidder in Germany by publishing a notice in the Börsen-Zeitung no later than one German business day prior to the date on which the acceptance period was scheduled to expire, and by a public announcement thereof in the U.S. The Bidder will also publish this announcement on the internet at its website, www.tbg-cag.de.